FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

MARFIN FINANCIAL GROUP TO ACQUIRE
CCF'S PRIVATE BANKING OPERATIONS IN GREECE

Marfin Financial Group has signed an agreement for Marfin Bank SA, a member of the Marfin Group, to acquire the private banking business of CCF SA in Greece.

CCF currently provides private banking services to domestic clients. This sale is in line with its intention to concentrate on its corporate banking business in Greece.

According to the terms and conditions of the agreement, the transaction is expected to close no later than 14 June 2004. The final consideration will be up to EUR70,000 depending on the value of actual assets transferred.

Notes to editors:
1. HSBC in Greece
CCF has been operating in Greece since 1981 and provides a range of commercial banking services to Greek and multinational companies through its branch in Athens.

HSBC Bank plc has been operating in Greece since 1981. It offers a full range of products and services to both personal and corporate and institutional banking customers.

The HSBC Group is also present in Greece through Laiki Bank (Hellas) S.A.

2. The HSBC Group
CCF and HSBC Bank plc are wholly-owned subsidiaries of HSBC Holdings plc, and members of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 17, 2004